

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Timothy Rogers
Chief Financial Officer
ALTEROLA BIOTECH INC.
47 Hamilton Square
Birkenhead Merseyside CH415AR
United Kingdom

> **Re: ALTEROLA BIOTECH INC.**
> **Form 10-K for the Year Ended March 31, 2022**
> **File No. 333-156091**

Dear Mr. Rogers:

We issued comments to you on the above captioned filing on August 1, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences